FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document	Page No.
1. 2. 3.
BlackBerry Expands Support for Mobility Management Solutions to Android Lollipop

BlackBerry Completes Acquisition of Secusmart

Ocean Capital Investments Displaces MobileIron for BlackBerry Hosted Solution on BES12, BlackBerry’s Cross-platform EMM Solution

2. 2. 2.

Document 1

  NEWS RELEASE

December 19, 2014
FOR IMMEDIATE RELEASE

BlackBerry Expands Support for Mobility Management Solutions to Android Lollipop

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that BES12™: a cross-platform EMM solution includes support for Android 5.0 Lollipop. BES12 support for Android Lollipop was made available to customers in early November. The capability underscores BlackBerry’s commitment to unparalleled security in managing devices from multiple platforms in the enterprise, and further demonstrates the breadth of BES12 functionality.

Android is an important part of BlackBerry’s EMM ecosystem. Android smartphones and tablets are natively managed within the BES12 environment, which enables enterprises to provide users with a selection of devices from various mobile platforms, while streamlining management into a single command and control center. BlackBerry’s gold standard of security is extended to BES12 and delivers added confidence to customers who deploy Android devices as part of a cross-platform mobility strategy.

“Customers recognize the risks that mobility brings into their organization, and BES12 is the insurance policy that will protect their critical data while giving them the freedom to choose whichever platforms they prefer,” said Billy Ho, Executive Vice President, Enterprise Product and Value Added Solutions, BlackBerry. “We are pleased to manage Android Lollipop through BES12, allowing enterprises to enable better productivity for their employees.”

BES12 provides expanded EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and leverages BlackBerry’s global infrastructure. The flexibility and scalability of the new BES12 architecture allows customers to transition to a cloud environment. BlackBerry has delivered on its commitment to provide on-premise and private cloud BES12 deployments, with the public cloud offering expected in early 2015.

For more information on this announcement, please go to www.blackberry.com/googleandroid.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com
###

                                                                                       Document 2

  NEWS RELEASE

December 19, 2014
FOR IMMEDIATE RELEASE

BlackBerry Completes Acquisition of Secusmart

Deal reinforces Company’s leadership in enterprise mobile security

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that following regulatory approval it completed its acquisition of Secusmart GmbH, a leader in high-security voice and data encryption and anti-eavesdropping solutions for government organizations, enterprises and telecommunications service providers in Germany and around the world. Terms of this transaction were not disclosed.

With this acquisition, BlackBerry strengthened its leadership in secure enterprise mobility with Secusmart’s encryption and anti-eavesdropping capabilities. Secusmart’s technology will bolster BlackBerry’s end-to-end offerings that provide the highest level of security from the device to the management platform.

“The acquisition of Secusmart underscores BlackBerry’s long-standing commitment to being the best in enterprise mobile security. BlackBerry is the only vendor to offer secure and encrypted voice, text and messaging, setting us further apart from others in the industry,” said John Chen, Executive Chairman and CEO, BlackBerry. “With the benefit of Secusmart’s talented team at BlackBerry, we look forward to building on our leadership position in mobile security at a time when cybersecurity breaches and data theft pose ever-growing costs and threats to governments, companies and consumers.”

“We’re thrilled with the acquisition as we see significant opportunities to accelerate innovation for high-end secure communications solutions,” said Dr. Hans-Christoph Quelle, Managing Director of Secusmart. “Having successfully partnered since 2009 to provide Secusmart’s voice and data encryption capabilities to BlackBerry’s gold standard security portfolio, we look forward to introducing Secusmart’s solutions to more of BlackBerry’s government and enterprise customers around the world.”

Last year, the SecuSUITE for BlackBerry® 10 solution was selected by Germany’s Federal Office for Information Security for classified communications for the country’s highest public officials.

BlackBerry’s acquisition of Secusmart is the latest demonstration of the company’s commitment to remaining the leading provider in enterprise mobile security. BlackBerry is the only mobile device management (MDM) vendor that has achieved the “Full Operational Capability” level of certification for operation on U.S. Department of Defense Networks. Furthermore, BlackBerry 10 smartphones were the first to be approved by NATO for classified communications up to “Restricted” level.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario,
BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Secusmart
Secusmart (www.secusmart.com) is the leading expert in the development and implementation of comprehensive anti-eavesdropping solutions for German government agencies and organizations responsible for the provision of emergency services as well as governments and public authorities outside of Germany. With SecuSUITE for BlackBerry 10, Secusmart combines modern smartphone convenience with highly secure mobile communication. Together with Vodafone, the Düsseldorf anti-eavesdropping experts have integrated the highly secure voice encryption from SecuSUITE for BlackBerry 10 into the new Secure Call app, providing a highly secure smartphone for businesses. Landline phones are also protected within the scope of the Federal Security Network, a customer-specific solution including SecuGATE LV, tap-proof desk telephones, and SecuBRIDGE, encrypted telephone conferences.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                        Document 3

 NEWS RELEASE

December 19, 2014

FOR IMMEDIATE RELEASE

Ocean Capital Investments Displaces MobileIron for BlackBerry Hosted Solution on BES12, BlackBerry’s Cross-platform EMM Solution

Ocean Capital Investment commits to deploying BlackBerry Classic and BlackBerry Passport smartphones

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that Ocean Capital Investments, and its subsidiaries, members of the Irving family of companies, are migrating to BES12™: a cross-platform EMM solution by BlackBerry®. Ocean Capital Investments will be deploying BES12 as a BlackBerry hosted cloud solution to manage BlackBerry and iOS devices, displacing their former mobile device management provider, MobileIron.

BES12 provides expanded cross-platform EMM capabilities that can manage any mobile deployment model such as BYOD, COPE and COBO, and leverages BlackBerry’s trusted global infrastructure. The BES12 platform seamlessly supports iOS, Android™, Windows Phone®, BlackBerry® 10 and BlackBerry® OS devices.

Ocean Capital Investments will replace the majority of their iOS devices with BlackBerry’s best-in-class QWERTY keyboard smartphones, BlackBerry Passport and the newly launched BlackBerry Classic. The BlackBerry Passport is a device purpose-built for productivity-driven business professionals who want a smartphone that empowers them with the mobile tools they need to get things done, without sacrificing style or portability. BlackBerry Classic offers users traditional device design and features, including the classic navigation keys, optical trackpad and short cuts with the power and performance of BlackBerry 10.

“BlackBerry is providing the most secure end-to-end mobile solutions with BES12 and their new suite of smartphones with BlackBerry Passport and BlackBerry Classic,” said John K.F. Irving, President, Ocean Capital Investments. “We’re working closely with BlackBerry to implement BES12 as a hosted solution for our EMM needs and are ready to replace our previous provider with this highly secure, cross-platform service. Our priority is to give our employees the right tools to get the job done, and our BlackBerry solution will allow us to do that.”

“As a company focused on construction, broadcasting and property management, Ocean Capital Investments has high expectations around secure, cross-platform mobile communications and the productivity of their employees, which is why they’re choosing BlackBerry,” said Billy Ho, Executive Vice President, Enterprise Product and Value Added Solutions at BlackBerry.  “BlackBerry Hosted Solution is a great option for customers like Ocean Capital Investments because it offers them the secure, cross-platform features of BES12 with the convenience of hosted IT administration and support.”

BlackBerry Hosted Solution on BES12 is a scalable, cloud-based, cross-platform EMM solution that can be leveraged by small businesses to global enterprises alike.  For more information on hosting services, please visit: www.blackberry.com/hosting

For more information about BES12, visit www.blackberry.com/bes12
For more information on BlackBerry Classic, visit: www.blackberry.com/classic
For more information on BlackBerry Passport, visit: www.blackberry.com/passport

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 22, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer